UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

iPass Inc.
(Name of Issuer)

Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Randall C. Bassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 95,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Paul A. Galleberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON IN

* Less than 1%.

CUSIP NO. 46261V108

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented to add the following:

On April 16, 2009, Foxhill Master Fund formally withdrew its non-binding proposal to declassify the Board, after being requested by the Issuer to withdraw the proposal because the Issuer intended to include a binding proposal to declassify the Board in its proxy statement.  Foxhill Master Fund conditioned its withdrawal of the proposal on the Issuer including, soliciting and recommending for approval by the Issuer’s stockholders in its definitive proxy statement for the Annual Meeting, a binding proposal to amend the Issuer’s Amended and Restated Certificate of Incorporation to declassify the Board.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 61,281,344 shares of Common Stock issued and outstanding as of February 27, 2009, as reported in a Form 10-K filed by the Issuer with the SEC on March 16, 2009.

A. Foxhill Master Fund

(a)           As of the close of business on April 28, 2009, Foxhill Master Fund beneficially owned 4,166,862 shares of Common Stock.

Percentage: Approximately 6.8%.

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Master Fund did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

B. Foxhill Opportunity

(a)           As the general partner of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.8%.

CUSIP NO. 46261V108

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Opportunity did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

C. Foxhill Offshore

(a)           As the general partner of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.8%.

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Offshore did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

D. Foxhill GP

(a)           As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.8%.

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

CUSIP NO. 46261V108

(c)           Foxhill GP did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

E. Foxhill Capital

(a)           Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.8%.

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Capital did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

F. Neil Weiner

(a)           Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.8%.

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,166,862

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,166,862

(c)           Mr. Weiner did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

G. Randall C. Bassett

(a)           As of the close of business on April 28, 2009, Mr. Bassett beneficially owned 83,000 shares of Common Stock.

Percentage: Approximately 0.1%.

CUSIP NO. 46261V108

(b)	1.	Sole power to vote or direct vote: 83,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 83,000

4.	Shared power to dispose or direct the disposition: 0

(c)           Mr. Bassett did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

H. Kenneth H. Traub

(a)           As of the close of business on April 28, 2009, Mr. Traub beneficially owned 95,300 shares of Common Stock.

Percentage: Approximately 0.2%.

(b)	1.	Sole power to vote or direct vote: 95,300

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 95,300

4.	Shared power to dispose or direct the disposition: 0

(c)           Mr. Traub did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

I. Paul A. Galleberg

(a)           As of the close of business on April 28, 2009, Mr. Galleberg beneficially owned 10,000 shares of Common Stock.

Percentage: Less than 1%.

(b)	1.	Sole power to vote or direct vote: 10,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 10,000

4.	Shared power to dispose or direct the disposition: 0

(c)           Mr. Galleberg did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP NO. 46261V108

Each of the Reporting Persons, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares of Common Stock of the Issuer owned in the aggregate by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock he/it does not directly own.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended to include the following exhibits:

Exhibit 99.1                                Power of Attorney.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Director

FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

CUSIP NO. 46261V108

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

/s/ Neil Weiner
Neil Weiner as Attorney-In-Fact for Randall C. Bassett

/s/ Neil Weiner
Neil Weiner as Attorney-In-Fact for Kenneth H. Traub

/s/ Neil Weiner
Neil Weiner as Attorney-In-Fact for Paul A. Galleberg